United States securities and exchange commission logo





                               August 3, 2023

       Levi Jacobson
       President, CEO, CFO and Director
       C2 Blockchain, Inc.
       123 SE 3rd Avenue, #130
       Miami, Florida 33131

                                                        Re: C2 Blockchain, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 5, 2023
                                                            File No. 024-12295

       Dear Levi Jacobson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed July 5, 2023

       General

   1.                                                   Please disclose any
significant crypto asset market developments material to
                                                        understanding or
assessing your business or financial condition, including any material impact from the price
volatility of crypto assets.
       Cover Page

   2. It appears that you intend to conduct a continuous offering. However, your cover page disclosure that the
"offering will commence no later than two business days following the earlier of the
determination of the offering price or the date the offering circular is first used after
qualification by the Commission in connection with this offering or sale"
                                                        appears inconsistent
with Securities Act Rule 251(d)(3)(i)(F), which requires that a continuous offering
pursuant to such rule be commenced within two calendar days after the qualification date.
Please advise. If you intend to commence the offering within two
 Levi Jacobson
FirstName   LastNameLevi Jacobson
C2 Blockchain,  Inc.
Comapany
August      NameC2 Blockchain, Inc.
        3, 2023
August
Page 2 3, 2023 Page 2
FirstName LastName
         calendar days after the qualification date, please revise to make this clear.
Offering Circular Summary
Company Information, page 2

3. Please substantially revise to provide investors with a detailed discussion of your business plans. In particular, and without limitation, please discuss in greater detail your business plans related to "investments in private and/or public entities, joint ventures and acquisitions of blockchain related companies," as your disclosure references on page 2, including disclosure of the material steps you need to take to implement such plans, the time frames for those steps and any financing you require to implement these plans.
         Please also disclose whether you have identified any such investments or entered into any related agreements. Also please expand your risk factor and regulatory disclosures beginning on page 16 related to your potential status as an investment company to address the risks attendant to such business plans.
Our Offering, page 3

4. Your disclosure on page 3 states that this offering is for a maximum of 100 million shares while Item 4 of Form 1-A and the offering circular cover page state that it is for a maximum of 200 million shares. Please revise to reconcile this discrepancy.
Management's Discussion and Analysis, page 5

5. Please expand your disclosure beginning on page 5 regarding the material steps and resources required to commence your crypto mining operation to discuss:
             How each resource relates specifically to your mining activities; Whether you currently have any of these resources;
             The locations (e.g., municipalities) under consideration for sourcing electricity, the type(s) of energy you intend to use (e.g., the renewable power sources you reference on page 10) and the estimated costs thereof; and The status of your search to purchase real estate land in Georgia, including any
             related discussions or negotiations with third parties, and the business reasons for selecting this geographic location to commence operations.
Risk Factors, page 6

6. Please move the Risk Factors section so that it immediately follows the Table of Contents or the Summary. Refer to Item 3(b) of Part II of Form 1-A.
7.       Please expand your risk factor disclosure to address the following:
             To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers,
             counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
 Levi Jacobson
FirstName   LastNameLevi Jacobson
C2 Blockchain,  Inc.
Comapany
August      NameC2 Blockchain, Inc.
        3, 2023
August
Page 3 3, 2023 Page 3
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                Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
                Describe any material risks you face related to the assertion of jurisdiction by U.S.
              and foreign regulators and other government entities over crypto assets and crypto asset markets. Additionally, noting your disclosure in the second risk factor on page
              11 that you may operate mining datacenters in international jurisdictions, please disclose in greater detail the material risks related to unauthorized or impermissible customer access to your products and services outside of the United States.
                To the extent material, please describe any of the following risks due to disruptions in the crypto asset markets: (i) risk from depreciation in your stock price, (ii) risk of loss of customer demand for your products and services, (iii) financing risk, including equity and debt financing, (iv) risk of increased losses or impairments in your investments or other assets, (v) risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates, or (vi) risks from price declines or price volatility of crypto assets.
The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt..., page 9

8. We note your disclosure that the next halving for Bitcoin is expected in 2024. Please discuss in greater detail the anticipated impacts of the next halving, including the potential impact of the decrease in the amount of Bitcoin rewards on your revenues and on the economics of your mining operations. Also please revise your disclosure elsewhere, as appropriate, to discuss any steps you will take to address these impacts.
Our crypto mining business is capital intensive..., page 9

9. We note your references to your "proprietary mining business" within this risk factor and elsewhere in your filing. Please revise to clarify what you mean by the term "proprietary"
         as it relates to your prospective mining business, as well as to your hash rate, as you reference in the first risk factor on page 10.
Any loss or destruction of a private key required to access a cryptocurrency of CBLO is irreversible..., page 13

10. Please revise your disclosure regarding custody of your crypto assets to disclose who will hold the private keys associated with your crypto asset wallets, how they will be stored, and the precautions that will be taken to keep them secure.
If there are significant changes to the method of validating blockchain transactions..., page 14

11. Please reconcile your risk factor disclosure that your "proprietary mining operations are
 Levi Jacobson
C2 Blockchain, Inc.
August 3, 2023
Page 4
         currently designed to primarily support a PoW consensus algorithm" with your disclosure on page 20 that you have no operations at this time.
There is no one unifying principle governing the regulatory status of cryptocurrencies nor whether cryptocurrencies are securities..., page 17

12. We note your disclosure that "[i]n some jurisdictions, such as in the U.S., cryptocurrencies, such as Bitcoins, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements." Please revise this risk factor to provide more details regarding your references to "overlapping" and "unclear"
         regulatory requirements, and to clarify that the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
Competition, page 19

13. Please provide a clear citation to any reports and industry analysis that you cite (e.g., statistics from Frost & Sullivan), including where such information can be found.
Description of Business, page 20

14. Please revise your disclosure here and elsewhere as appropriate to address the following:
             To the extent material, please discuss how the bankruptcies of certain crypto asset market participants and the downstream effects of these events have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly.
             If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to: (i) have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them; (ii) have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets; (iii) have the crypto assets of their customers unaccounted for; or (iv) have experienced material corporate compliance failures.
15. We note your disclosures on page 20 regarding your plans to "obtain bitcoin as a result of our anticipated mining operations," and on page 15 regarding your intentions to "evaluate the potential for mining or investing in existing, new and alternative cryptocurrencies."
       Please revise to affirmatively identify all of the crypto assets that you intend to mine, invest in or transact in, including the "new and alternative" ones you reference, and update this disclosure in future filings as appropriate. Also please clarify the extent to which you
FirstName LastNameLevi Jacobson
       intend to mine, invest in or transact in crypto assets that are based on proof-of-work or
Comapany    NameC2 Blockchain,
       proof-of-stake,              Inc.
                        respectively, and discuss the implications of any differences between the
Augusttwo   strategies
        3, 2023  Page 4on your capital expenditures.
FirstName LastName
 Levi Jacobson
FirstName   LastNameLevi Jacobson
C2 Blockchain,  Inc.
Comapany
August      NameC2 Blockchain, Inc.
        3, 2023
August
Page 5 3, 2023 Page 5
FirstName LastName
16.      In the last paragraph of page 20, you disclose that:
             "We plan to sell bitcoin from time to time, to support our operations and strategic growth;" and
             "We will not use a formula or specific methodology to determine whether or when we will sell bitcoin that we hold, or the number of bitcoins we will sell. Rather, decisions to hold or sell bitcoins will be determined by management by analyzing forecasts and monitoring the market in real time."

         Please discuss any factors you will consider in making such determinations or decisions and provide illustrative examples, as appropriate. Disclose the expected average period between receipt of your crypto assets and the subsequent conversion into fiat currency and any estimated fees you will incur. Also please discuss any plans or intentions to trade your crypto assets for other crypto assets on centralized or decentralized exchanges, as you reference in the third full risk factor on page 15.
17. Revise to include a discussion of the current prices for the crypto assets you intend to mine, expected energy costs, and the expected efficiency of the miner(s) that you will utilize. Also please discuss the relationship between hash rate, energy consumption, and mining costs, and how this relationship specifically impacts your operating results. Please provide a quantified breakeven analysis that compares the cost to earn/mine the crypto assets with the value of those crypto assets. Discuss any known trends related to your breakeven analysis as of the most recent practicable date. As a non-exclusive example, clarify whether your cost of revenue and mining inputs (e.g., energy costs) have materially increased or decreased in recent periods.
18. Please balance your disclosure with a discussion of the depreciation potential for mining machines and risks to profitability in light of the significant price swings in crypto asset prices in recent periods.
19. We note your disclosure regarding your plans to "buy real estate in the state of Georgia and construct a warehouse for hosting a data center." Please expand your disclosure to also discuss any international jurisdiction(s) in which you may operate mining datacenters, as your second risk factor on page 11 references.
20. We note your plans to participate in mining pools to combine your mining operations with other mining participants to increase processing power to solve blocks, as the first risk factor on page 11 states. Please revise to discuss how you will utilize mining pools and how mining pools operate more generally. Also please disclose the expected material terms of any mining pool arrangements, including your rewards, fees and other arrangements, to the extent such information is currently known or reasonably available.
Security Ownership of Certain Beneficial Owners and Management, page 28

21. We note you present beneficial ownership percentages assuming all of the shares are sold.
         As you are engaging in a best efforts offering, please revise the beneficial ownership table to present Mendel Holdings, LLC's post-offering ownership percentages assuming various
 Levi Jacobson
C2 Blockchain, Inc.
August 3, 2023
Page 6
         amounts of offered shares are sold (e.g., 25%, 50%, 75% and 100%). Report of Independent Registered Public Accounting Firm, page F-2

22. In the opinion paragraph, the auditor refers to the period June 30, 2022 without specifying the period (for example, the year ended June 30, 2022). Please amend to include an audit report for your statements of operations, stockholders' equity (deficit), and cash flows for the year ended June 30, 2022. Refer to Part F/S of Form 1-A.
Exhibits

23. We note that your sample subscription agreement states that you are a Delaware corporation but your offering circular cover page and legality opinion state that you are a
         Nevada corporation. Please revise to reconcile your disclosure.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Kate Tillan, Staff Accountant, at (202) 551-3604 or Michelle Miller,
Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameLevi Jacobson                                Sincerely,
Comapany NameC2 Blockchain, Inc.
                                                               Division of
Corporation Finance
August 3, 2023 Page 6                                          Office of Crypto
Assets
FirstName LastName